Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 12, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 7 dated November 16, 2006, supplement no. 8 dated November 30, 2006 and supplement no. 9 dated December 11, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the probability of the acquisition of three bulk distribution buildings containing approximately 785,790 rentable square feet in McDonough, Georgia.

Probability of the Acquisition of the Midland Industrial Portfolio

We expect to acquire three bulk distribution buildings containing approximately 785,790 rentable square feet (the “Midland Industrial Portfolio”) as our next investment. The seller is DP Partners, which is not affiliated with us or our advisor. The Midland Industrial Portfolio is located on three parcels of land at 90 King Mill Road (approximately 14.7 acres), 197 King Mill Road (approximately 16.4 acres) and 220 Midland Court (approximately 7.1) in McDonough, Georgia.

The purchase price of the Midland Industrial Portfolio is approximately $37,100,000 plus closing costs. Under any purchase and sale agreement that we enter we will be obligated to purchase the property only after satisfactory completion of due diligence and satisfaction of agreed upon closing conditions. We will fund the purchase of the Midland Industrial Portfolio with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. We are currently negotiating the terms of the loan.

The Midland Industrial Portfolio, which was completed in 2000, is 100% leased to Ozburn-Hessey Logistics, LLC (“Ozburn-Hessey”) under three separate lease agreements. Ozburn-Hessey is the largest privately held third party logistics provider in the United States. It supplies its clients with complete supply chain solutions nationwide, including custom brokerage and freight forwarding, real estate, small parcel, transportation and transportation management, value-added services and warehousing. The current aggregate annual base rent payable under the Ozburn-Hessey leases is approximately $2.7 million. As of December 2006, the current weighted-average remaining lease term for the Ozburn-Hessey leases is approximately 7.5 years.

We cannot assure you that we will complete the acquisition. In some circumstances, if we fail to complete the transaction, we may forfeit earnest money.